AC Immune SA

IMPORTANT ANNUAL GENERAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals

I. GENERAL INSTRUCTIONS For Against Abstain

A. In the event that at the Annual General Meeting, shareholders or the Board of Directors make additional or amended motions to the published agenda items and/or put forward new motions or in absence of any specific instruction, I/we instruct the independent proxy to vote in respect to such motions as proposed by the Board of Directors. ☐ ☐ ☐

II. SPECIFIC INSTRUCTIONS

	For	Against	Abstain
1. Approval of the Annual Report, Annual Statutory Financial Statements and Financial Statements under IFRS of AC Immune SA for the year 2016	☐	☐	☐
2. Appropriation of Loss	☐	☐	☐
3. Discharge of the Members of the Board of Directors and the Executive Committee	☐	☐	☐

4. Compensation for the Members of the Board of Directors and the Executive Committee

	For	Against	Abstain
4.a Vote on Total Non-Performance-Related Compensation for Members of the Board of Directors from 1 July 2017 to 30 June 2018	☐	☐	☐
4.b Vote on Equity for Members of the Board of Directors	☐	☐	☐
4.c Vote on Total Non-Performance-Related Compensation for Members of the Executive Committee from 1 July 2017 to 30 June 2018	☐	☐	☐
4.d Vote on Total Variable Compensation for Members of the Executive Committee for the current year 2017	☐	☐	☐
4.e Vote on Equity for Members of the Executive Committee	☐	☐	☐

5. Election of the Members of the Board

	For	Against	Abstain
5.a Re-election of Martin Velasco as member and Chairman of the Board of Directors	☐	☐	☐
5.b Re-election of Peter Bollmann	☐	☐	☐
5.c Re-election of Friedrich von Bohlen	☐	☐	☐
5.d Re-election of Andrea Pfeifer	☐	☐	☐
5.e Re-election of Detlev Riesner including granting an exception to the age limit	☐	☐	☐
5.f Re-election of Tom Graney	☐	☐	☐

1 U P X 3 2 8 5 3 8 2

02LO2E

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — AC Immune SA

6. Election to the Compensation, Nomination & Corporate Governance Committee

	For	Against	Abstain
6.a Re-election of Detlev Riesner	☐	☐	☐
6.b Re-election of Martin Velasco	☐	☐	☐
6.c Re-election of Tom Graney	☐	☐	☐

	For	Against	Abstain
7. Re-election of the independent proxy Bugnion Ballansat Ehrler, represented by Gérald Virieux, avocat, Geneva	☐	☐	☐
8. Re-election of the Auditors, Ernst & Young SA, Lancy	☐	☐	☐

Notice of 2017 Annual Meeting of Shareholders

EPFL Innovation Park Building D, ground floor, Uranus Meeting room, 1015 Lausanne, Switzerland
Proxy Solicited by Board of Directors for Annual General Meeting - 28 June 2017

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.